SCHEDULE 1

Transactions in the Shares of Class A Common Stock of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Class A Common Stock effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/27/2025	(27,250,000)	3.24